The PNC Financial Services Group, Inc. and Subsidiaries	EXHIBIT 12.2
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (1)

	Year Ended December 31
Dollars in millions	2013		2012		2011		2010		2009

Earnings
Pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$4,705		$3,189		$3,785		$3,680		$3,135
Add:
Distributed income of equity investees	242		216		198		167		171
Fixed charges and preferred stock dividends excluding interest on deposits	1,028		1,125		1,037		1,316		1,993
Less:
Noncontrolling interests in pretax income of subsidiaries that have not incurred fixed charges	112		137		154		148		126
Interest capitalized							1		3
Preferred stock dividend requirements	364		272		86		224		597

Earnings excluding interest on deposits	5,499		4,121		4,780		4,790		4,573
Interest on deposits	344		386		668		963		1,741

Total earnings	$5,843		$4,507		$5,448		$5,753		$6,314

Fixed charges and preferred stock dividends
Interest on borrowed funds	$516		$696		$791		$918		$1,225
Interest component of rentals	148		145		125		134		131
Amortization of notes and debentures			12		35		39		37
Interest capitalized							1		3
Preferred stock dividend requirements	364		272		86		224		597

Fixed charges and preferred stock dividends excluding interest on deposits	1,028		1,125		1,037		1,316		1,993
Interest on deposits	344		386		668		963		1,741

Total fixed charges and preferred stock dividends	$1,372		$1,511		$1,705		$2,279		$3,734

Ratio of earnings to fixed charges and preferred stock dividends
Excluding interest on deposits	5.35	x	3.66	x	4.61	x	3.64	x	2.29	x
Including interest on deposits	4.26		2.98		3.20		2.52		1.69

(1)	As defined in Item 503(d) of Regulation S-K.